Plains GP Holdings, L.P.

333 Clay Street, Suite 1600

Houston, Texas 77002

(713) 646-4100

December 16, 2016

By EDGAR

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-214964) of Plains GP Holdings, L.P.

Dear Mr. Schwall:

On behalf of Plains GP Holdings, L.P., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 10:00 a.m., Washington, D.C. time, on December 20, 2016, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Vinson & Elkins L.L.P., by calling David Oelman at (713) 758-3708 or Alan Beck at (713) 758-3638.

If you need any additional information, please contact me at (713) 646-4100.

Very truly yours,

PLAINS GP HOLDINGS, L.P.

By:	PAA GP Holdings LLC, its general partner

By:	/s/ Richard McGee
Name:	Richard McGee
Title:	Executive Vice President, General Counsel and Secretary